July 12, 2018

Ms. Pamela A. Long
Assistant Director
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549-4631

RE:	Estre Ambiental, Inc.
Pre-effective Amendment 1 to Registration Statement on Form F-1
Filed February 23, 2018
File No. 333-222678

Dear Ms. Long:

On behalf of Estre Ambiental, Inc. (the “Registrant”), set forth below is the Registrant’s response to comment two of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated March 7, 2018 (the “Comment Letter”) with regard to the above-referenced filing. For ease of reference, the response is numbered to correspond to the numbering of the comments in the Comment Letter and the comment is reproduced in bold form below.

Recent Developments, page 17

2.
Please tell us what consideration you gave to providing the audited financial statements of Monte Azul or other probable acquisitions pursuant to Item 18 of Form 20-F and Rule 3-05 of Regulation S-X. In doing so, please provide your significance tests using the conditions specified in Rule 1-02(w) of Regulation S-X.

Response:          The Registrant has determined that its potential acquisition of Monte Azul is not a “probable” acquisition under Rule 3-05 of Regulation S-X and thus the inclusion of financial statements of the potential acquired assets is not required at this time. In evaluating whether the potential acquisition is “probable,” we note that FRM Section 2005.4 requires an evaluation of all available facts. The Registrant based its determination that this potential acquisition is not “probable” based upon several facts, including:

1.	incomplete transaction requirements;

2.	ongoing discussions regarding price;

3.	ongoing discussions about payment terms;

4.	ongoing diligence matters; and

5.	the presence of unresolved contingencies.

Notwithstanding the above, the Registrant advises the Staff that it has nevertheless assessed the financial statement requirements of the acquisition of Monte Azul considering Rule 3-05 of Regulation S-X as if the acquisition were “probable” on a purely hypothetical basis. As such, the Registrant measured the acquisition of Monte Azul pursuant to the three significance tests set forth in Rule 3-05 of Regulation S-X: the Asset Test, the Investment Test, and the Income Test. Based on the results of the significance tests, using the most complete information regarding Monte Azul available, the Registrant determined that the acquisition of Monte Azul was comfortably not significant, with the previously agreed purchase price of Monte Azul representing only 3.0% of the Registrant’s total assets as of December 31, 2017.

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
July 12, 2018

In relation to the other potential acquisitions other than Monte Azul that the Registrant signed memoranda of understanding with respect to in October 2017, the Registrant has determined that its potential acquisitions of these additional assets are also not “probable” acquisitions under Rule 3-05 of Regulation S-X and thus the inclusion of financial statements of the possible acquired assets is not required. This determination is based upon several facts, including:

1.	the non-binding nature of the memoranda of understanding;

2.	the preliminary nature of the discussions with the targets, with the absence of a definitive acquisition agreement or term sheet for either of these transactions;

3.	the ongoing diligence with respect to these assets;

4.	no agreement with respect to purchase price or form of consideration; and

5.	no affirmative decision by the Registrant to pursue these transactions.

Based on currently available information regarding the two assets that the Registrant signed memoranda of understanding in relation to, the Registrant approximates that each of these two assets is roughly comparable or less significant to Monte Azul applying the three significance tests set forth in Rule 3-05 of Regulation S-X.

The Registrant also notes the requirement applicable to registration statements in Rule 3-05(b)(2)(i) in assessing whether the aggregate impact of the individually insignificant businesses acquired (or to be acquired) by the Registrant exceeds 50% and determined that the aggregate impact of the individually insignificant businesses did not exceed 50%, and therefore, no additional financial statements were required.

Pursuant to the above, the Registrant has determined that it is not currently engaged in any discussions with any entity or person that would be considered a “probable” acquisition under Rule 3-05 of Regulation S-X.  On a purely hypothetical basis, if any of the potential transactions mentioned in the Registrant’s F-1 Registration Statement were deemed probable, none would be deemed “significant” pursuant to the three significance tests set forth in Rule 3-05 of Regulation S-X, either individually or collectively. Accordingly, the Registrant’s financial statements alone would provide adequate financial information to make an investment decision, and the Registrant believes it would be considered inappropriate to include any financial information with respect to any potential acquired entity within its financial presentation.

If you have any questions with respect to the foregoing, please contact me at +55 11-3708-1840.

Very truly yours,

/s/ J. Mathias von Bernuth, Esq.
J. Mathias von Bernuth, Esq.

cc:	Mr. Sergio Pedreiro
Estre Ambiental, Inc.